Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Fortress Investment Group LLC for the registration of Class A Shares, Preferred Shares, Depositary Shares, Warrants, Subscription Rights, Purchase Contracts and Purchase Units and to the incorporation by reference therein of our report dated March 1, 2011 (except for Note 11, as to which the date is August 4, 2011), with respect to the consolidated financial statements of Fortress Investment Group LLC, and of our report dated March 1, 2011, with respect to the effectiveness of internal control over financial reporting of Fortress Investment Group LLC, included in Fortress Investment Group LLC’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 4, 2011.

/s/ Ernst & Young LLP

New York, New York

September 30, 2011